

Mail Stop 7010

February 16, 2007

via U.S. mail and facsimile

Mr. David L. Fleisher
Vice President and Chief Financial Officer
Huttig Building Products, Inc.
555 Maryville University Drive
Suite 240
St. Louis, MO 63141

> **RE:** **Huttig Building Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 001-14982**

Dear Mr. Fleisher:

We have reviewed your response letter dated February 2, 2007 to our letter dated December 20, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Segment Disclosure

Operating Segments

1. We have read your response to prior comment 1 in our letter dated December 20, 2006 and have reviewed the information provided to us. We continue to have concerns about how you have determined your operating segments. As described

in paragraph 10 of SFAS 131, an operating segment is a component of an
enterprise:

a. That engages in business activities from which it may earn revenues and incur
    expenses (including revenues and expenses relating to transactions with other
    components of the same enterprise),
b. Whose operating results are regularly reviewed by the enterprise's chief
    operating decision maker to make decisions about resources to be allocated to
    the segment and assess its performance, and
c. For which discrete financial information is available.

Based on a review of the reports you have provided us, it appears that your 42
branches are operating segments. In particular we note the following:

-   Each branch clearly engages in business activities from which it earns
    revenues and incurs expenses;
-   The operating results are regularly reviewed by the chief operating decision
    maker ("CODM") on a monthly and quarterly basis, as evidenced by the
    reports;
-   Discrete financial information, including net sales, gross profit, and operating
    profit, is available for each branch.

We assume that this discrete level of information is regularly provided to the
CODM for a specific business purpose, specifically to assess performance and
allocate resources. In other words, it appears that the detailed information at the
branch level for net sales, gross profit, and operating profit, and deviations from
forecast and prior period are intended to assess performance.

Further, you refer to paragraph 13 of SFAS 131, which states that when a CODM
uses more than one set of segment information, a company should look to other
factors, such as the information presented to the board of directors, to determine
its operating segments. However, we note from the reports you provided us that
even the board of directors reviews information regarding the net sales, gross
profit, and operating profit, for each branch, as well as comparisons to forecast
and prior year. As such, it continues to appear that each branch represents an
operating segment.

Your primary basis for supporting your view that your regions represent your
operating segments appears to be your organizational structure. Specifically, it
appears that you have determined that you have four regional operating segments
primarily because you have four Regional Vice Presidents. However, this factor
does not sufficiently persuade us that your operating segments are your four
regions, as paragraph 14 states that a single manager may be the segment manager
for more than one operating segment.

As such, based on the above, we continue to believe that your 42 branches represent your operating segments.

Reportable Segments

2. With respect to the aggregation of these 42 branches, paragraph 3 of FAS 131 states that the objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

   a. Better understand the enterprise's performance
   b. Better assess its prospects for future net cash flows
   c. Make more informed judgments about the enterprise as a whole.

   Because you primarily operate in a single type of business activity, the purpose of segment reporting will be to provide information about the different economic environments in which you operate. Further, because the nature of your business is so tied to geography and is in fact managed on that basis, geographic areas, in effect, appear to represent your different economic environments.

   As discussed above, based on information you have provided us, it appears to us that each of your 42 branches represents an operating segment, However, considering the guidance of paragraph 24 of SFAS 131, there are practical limits to the number of reportable segments that would be useful to users of your financial statements.

   We recognize that one may interpret paragraph 17 to imply that certain operating segments, however geographically close, should not be aggregated due to their economic dissimilarity. However, we also acknowledge that this interpretation presents considerable implementation problems. For example, it may require aggregation into reportable segments that would either be too large in number, or that would offer almost no analytical value, due to the lack of geographic proximity of the operating segments. Such an interpretation may also require the constant retroactive restatement of previous year reportable segments, such that their usefulness would become inconsistent with paragraph 3 of the pronouncement.

   Accordingly, we do not object to the concept of large regional reportable segments because of:

   - The strongly geographic nature of your business;

- The guidance of paragraph 24, which limits the usefulness of too many reportable segments;
- Other practical implementation issues raised, as discussed above;

These factors require that you provide a reasonable number of reportable segments, based on geographic proximity, which forms the basis of your aggregation criteria. Therefore, we do not object to your presentation of four *reportable* segments, based on general geographic proximity.

However, we also caution you that if, in the future, two or more of your reportable segments appear to show similar economic characteristics, this should not be considered an indication that further levels of aggregation are appropriate. We remind you that this basic aggregation principle is applied at the operating segment level, and your operating segments are your branches.   Further, the aggregation of operating, or reportable segments, from widely distant locations, however economically similar, reduces the usefulness of the reportable segments and is inconsistent with paragraph 3. In addition, we do not believe that the change in your organizational structure at the regional level would have any effect on the presentation of your segments beginning in fiscal 2007, as there appears to have been no change to the underlying operating segments (i.e. branches).

Proposed Disclosures in 2006 Form 10-K

3. With respect to your disclosures in your 2006 Form 10-K, please ensure that you provide a robust MD&A, that identifies and quantifies the activities and expected trends and uncertainties of the individual regions or operating segments included in each reportable segment, where such information is useful to an understanding or your operations. In addition, we remind you that when you file your 2006 Form 10-K, you should appropriately address the following with respect to the change in your segments for 2005 and 2004:

- an explanatory paragraph in the reissued audit opinion,
- fully update all affected portions of the document, including MD&A,
- updated Item 9A. disclosures should include the following:
    - a discussion of the restatement and the facts and circumstances surrounding it,
    - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
    - changes to internal controls over financial reporting, and
    - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nili Shah, Assistant Chief Accountant, at (202) 551-3255, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief